Exhibit 99.1

Genius Group files RICO lawsuit against Michael Moe and Peter Ritz, seeks over $450 million in damages

SINGAPORE, April 4, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it has filed a lawsuit against Peter Ritz and Michael Moe as the controlling officers and directors of LZGI International, Inc (“LZG”) under the Racketeer Influenced and Corrupt Organizations Act (RICO), in the United States District Court, Southern District of Florida on March 31, 2025, seeking over $450 million in damages caused by the defendants to Genius Group.

On April 4, 2025, the Company is filing the complaint as part of a Current Report on Form 6-K with the SEC, and as part of a police report to the Commercial Affairs Department of the Singapore Police Force for organized criminal activity against a Singapore public company. The Company has also notified: The Securities and Exchange Commission (SEC); The Criminal Division, Fraud Section, Department of Justice (DOJ); and the Corporate Fraud Division, Federal Bureau of Investigation (FBI) on the contents of the RICO complaint with a request for them to pursue their own actions.

The RICO Complaint includes the following:

➢	A scheme by the Defendants to defraud LZGI and Genius Group shareholders through a pattern of mail fraud, wire fraud, and extortion, to acquire control of different microcap entities, enrich themselves through the diversion of funds and thereby render LZGI and its subsidiaries insolvent.

➢	A scheme by the Defendants to use LZGI as a vehicle to coerce and extort the insiders of microcap companies for the purpose of taking over the business and looting the assets of the entities, with Genius Group being their latest victim.

➢	The Defendant’s attempts to defraud Genius Group through various acts of mail fraud, wire fraud and extortion, including the fraudulent inducement to enter an asset purchase agreement based on false representations and warranties in order to extract funds from Genius Group for a purported asset that was never in their ownership control, and when that failed, an attempt to take control of the Company through an illegally executed Boardroom coup.

➢	A recently recorded meeting between Ritz and Genius executives, during which Ritz detailed his latest scheme of weaponizing the US legal process to obtain a temporary restraining order and preliminary injunction preventing Genius Group from issuing shares and raising funds to continue operations. Having obtained a court ordered ban through false and misleading statements, Ritz has threatened that if the Company does not give him millions more to fund his next scheme to defraud LZGI and Genius Group shareholders, he could bankrupt LZGI to ensure Genius Group receives nothing from the arbitration, while it remains tied up in restrictions. By this scheme, Ritz gave Genius Group the choice of aiding their fraud or face the threat of forced closure.

➢	Genius Group has demanded a trial by jury and seeks a verdict and judgement awarding the Company no less than $150 million in monetary damages, which based on treble damages pursuant to 772.104(1), Fla. Stat. (2024) is minimum of $450 million in damages.

The Company is represented in the RICO complaint by the Basile Law Firm P.C., a specialist in securities violations and RICO claims. The case number is 1:25-cv-21496.

The RICO complaint is one of a series of legal measures that the Company is currently taking against fraud and market manipulation. It is separate from the lawsuit led by Christian Attar related to alleged naked short selling and spoofing of Genius Group’s shares, with alleged damages previously calculated at between $251 million and $263 million. Wes Christian of Christian Attar anticipates calculations on updated damages will be completed and the complaint will be filed within the next thirty days.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contact

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